FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

The Securities Exchange Act of 1934

For the month of October, 2007

Commission File Number: 0-30324

Radware Ltd.

(Translation of Registrant’s Name into English)

22 Raoul Wallenberg Street, Tel Aviv 69710, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F      X          Form 40-F___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

CONTENTS

This report on Form 6-K of Radware Ltd. consists of the following documents, which are attached hereto and incorporated by reference herein:

1. Press Release: Radware Ltd. Announces Q3 Results, dated October 23, 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RADWARE LTD.

Date: October 23, 2007

By: /S/ Meir Moshe

       Meir Moshe

       Chief Financial Officer

EXHIBIT INDEX

Exhibit Number

Description of Exhibit

1.1

Press Release: Radware Ltd. Announces Q3 Results, dated October 23, 2007.

Dennis S. Dobson, Inc.

Dennis S. Dobson, CEO

Financial Public Relations

1522 Mill Plain Road

Fairfield, CT  06430

Global Financial Public Relations For Technology Companies

Telephone 203-255-7902

Fax 203-255-7961

 E-Mail Address-IR@radware.com

FOR IMMEDIATE RELEASE

Contact:

Meir Moshe, Chief Financial Officer, Radware Ltd.

011-972-3766-8610

Dennis S. Dobson, for Radware Ltd.

(203) 255-7902

RADWARE LTD. ANNOUNCES Q3 RESULTS

* Record quarterly revenues of $23.0 million

* * GAAP loss per share $0.14, Non-GAAP loss per share $0.06

Tel Aviv, Israel, October 23, 2007 — Radware (NASDAQ: RDWR), the leading provider of integrated application delivery solutions for business-smart networking, today reported record revenues of $23.0 million for the third quarter of 2007. The results represent an increase of 7% compared with revenues of $21.5 million for the second quarter of 2007 and an increase of 14% compared with revenues of $ 20.2 million for the third quarter of 2006.

Net loss on a GAAP basis for the third quarter of 2007 was $2.6 million or $0.14 per diluted share, compared to a net loss of $4.0 million or $0.21 per diluted share in the second quarter of 2007 and a net loss of $1.1 million or $0.06 per diluted share in the third quarter of 2006.

For comparative purposes, net loss for the third quarter of 2007, excluding the effects of stock-based compensation expense and amortization of intangible assets and acquisition related expenses, was $1.2 million or $0.06 per diluted share, compared with a net loss of $2.4 million or $0.12 per diluted share in the second quarter of 2007 and net income of $0.7 million or $0.04 per diluted share in the third quarter of 2006.

At the end of the third quarter the company’s overall cash position, including cash, short-term and long-term bank deposits and marketable securities totaled to an amount of $155.5 million.

“With another record of quarterly revues, our go-to-market strategy for business-smart networking is proving to be a real differentiator,” said Roy Zisapel, CEO of Radware. “We are steadily deepening our value-added partnerships and are committed to innovating and strengthening our product offering to further enhance our competitive edge. We believe that the unique value proposition Radware offers large enterprises and carriers in the performance and scalability of our platforms in addition to the significant investments we have made in R&D, sales, and marketing will continue to drive us forward in the marketplace,” he added.

During the quarter ended Sept 30, 2007, Radware released the following significant announcements:

-

Radware Optimizes Networks for SAP® Applications in Enterprise SOA Landscapes with “Business-Smart” Network Solution

-

Radware Issues Immediate Protection for MS Active Directory Critical Vulnerability

-

Radware Issues Immediate Protection Against Shinsei Bank Phishing Attack

-

Radware to Participate at ArcSight User Conference: “Protecting Your Business”, Sept. 9-12, Chantilly, VA

-

Radware’s Co-Founder and Executive Chairman Extend Their Company Holdings

-

Radware Signs Multi-Million Dollar Government Customer Contract

-

Radware Issues Immediate Protection Against the “Gangsta.exe”
Trojan Horse

Company management will host a quarterly investor conference call at 8:45 AM EDT on Oct. 23, 2007. The call will focus on financial results for the quarter ended Sept 30, 2007, and certain other matters related to the Company’s business.

The conference call will be webcast on Oct. 23, 2007 at 8:45 AM EDT in the “listen only” mode via the Internet at:

http://www.radware.com/content/company/investorrelations/default.asp

Please use the following dial-in numbers to participate in the third quarter 2007 call:
Participants in the U.S. call: 1-877-209-0397 (Toll Free)
Participants outside the U.S. call: 1-612-332-0923

About Radware

Radware (NASDAQ:RDWR), the global leader in integrated application delivery solutions, assures the full availability, maximum performance, and complete security of business-critical applications for more than 5,000 enterprises and carriers worldwide. With APSolute™, Radware’s comprehensive and award-winning suite of intelligent front end, access, and security products, companies in every industry can drive business productivity, improve profitability, and reduce IT operating and infrastructure costs by making their networks “business smart”. For more information, please visit www.radware.com.

###

This press release may contain forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the Application Switching and Network Security industry, changes in demand for Application Switching and Network Security products, the timing and amount or cancellation of orders and other risks detailed from time to time in Radware's filings with the Securities and Exchange Commission, including Radware's Form 20-F.

Condensed Consolidated Balance Sheets
(U.S. Dollars in Thousands)
	December 31, 2006	September 30, 2007
	(Audited)	(Unaudited)
Current assets
Cash and cash equivalents	25,324	73,680
Short-term marketable securities	115,051	67,507
Trade receivables, net	17,453	17,169
Other receivables and prepaid expenses	1,996	2,733
Inventories	6,892	5,096
	166,716	166,185
Long-term investments
Long-term bank deposit	9,602	9,846
Long-term marketable securities	14,154	4,430
Severance pay funds	2,907	3,454
	26,663	17,730

Property and equipment, net	9,253	11,652

Other assets
Intangible assets, net, long-term deferred taxes and other long-term assets	3,582	6,223
Goodwill	9,454	13,474
	13,036	19,697

Total assets	215,668	215,264

Current liabilities
Trade payables	6,956	6,255
Deferred revenues, other payables and accrued expenses	22,354	27,285
	29,310	33,540

Accrued severance pay	3,944	4,826

Total liabilities	33,254	38,366

Shareholders’ equity
Share capital	478	481
Additional paid-in capital	170,110	174,469
Accumulated other comprehensive income (loss)	(242)	112
Treasury stock, at cost	(11,069)	(11,069)
Retained earnings	23,137	12,905
Total shareholders’ equity	182,414	176,898

Total liabilities and shareholders' equity	215,668	215,264

Condensed Consolidated Statements of Operations
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended September 30, 2006	For the Three months ended September 30, 2007	For the Nine months ended September 30, 2006	For the Nine months ended September 30, 2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	20,213	23,018	60,317	64,201
Cost of revenues	3,925	4,658	11,666	14,068
Gross profit	16,288	18,360	48,651	50,133
Operating expenses:
Research and development, net	4,598	5,988	12,698	17,173
Sales and marketing	12,803	14,931	37,809	42,853
General and administrative	1,627	1,646	4,633	5,226
Total operating expenses	19,028	22,565	55,140	65,252
Operating loss	(2,740)	(4,205)	(6,489)	(15,119)
Financial income, net	1,938	1,725	5,353	5,124
Loss before income taxes	(802)	(2,480)	(1,136)	(9,995)
Income taxes	(294)	(168)	(254)	(237)
Net loss	(1,096)	(2,648)	(1,390)	(10,232)

Basic net loss per share	$ (0.06)	$ (0.14)	$ (0.07)	$ (0.53)
Weighted average number of shares used to compute basic loss per share	19,359,051	19,489,910	19,344,895	19,458,408

Diluted net loss per share	$ (0.06)	$ (0.14)	$ (0.07)	$ (0.53)
Weighted average number of shares used to compute diluted net loss per share	19,359,051	19,489,910	19,344,895	19,458,408

Reconciliation of Supplemental Financial Information
(U.S. Dollars in thousands, except share and per share data)
	For the Three months ended September 30, 2006	For the Three months ended September 30, 2007	For the Nine months ended September 30, 2006	For the Nine months ended September 30, 2007

GAAP Net loss	(1,096)	(2,648)	(1,390)	(10,232)
Stock-based compensation expenses, included in:
Cost of revenues	24	21	61	61
Research and development, net	374	341	914	905
Sales and marketing	764	543	2,217	1,420
General and administrative	258	163	487	947
Income taxes	233	-	-	-
	1,653	1,068	3,679	3,333
Amortization of intangible assets and acquisition related expenses, included in:
Cost of revenues	74	180	222	403
Research and development, net	21	79	63	237
Sales and marketing	39	62	117	140
General and administrative	-	4	-	8
Income taxes	16	41	48	95
	150	366	450	883

One-time inventory write-off	-	-	-	1,200
Non-GAAP net income (loss)	707	(1,214)	2,739	(4,816)

Non-GAAP diluted net earnings (loss) per share	$0.04	$ (0.06)	$0.14	$ (0.25)
Weighted average number of shares used to compute Non-GAAP diluted net earnings (loss) per share	19,594,886	19,489,910	19,901,291	19,458,408